UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Owl Rock Core Income Corp.

(Name of Issuer)

Class I Common Stock, par value $0.01 per share

(Title of Class of Securities)

69120V 309

(CUSIP Number)

Owl Rock Feeder FIC ORCIC Equity LLC

Attention: Alan Kirshenbaum

399 Park Avenue, 38th Floor

New York, NY 10022

(212) 419-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69120V 309

1		NAME OF REPORTING PERSONS OWL ROCK FEEDER FIC ORCIC EQUITY LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 84-3566767
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,896
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.08%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 69120V 309

1		NAME OF REPORTING PERSONS Owl Rock Feeder FIC LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 84-3297892
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,896
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.08%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 69120V 309

1		NAME OF REPORTING PERSONS Douglas Ostrover
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,996
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,996

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.08%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 69120V 309

1		NAME OF REPORTING PERSONS Craig Packer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,996
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,996

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.08%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 69120V 309

1		NAME OF REPORTING PERSONS Marc Lipschultz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,996
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,996

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.08%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 69120V 309

1		NAME OF REPORTING PERSONS Alan Kirshenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,595,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,595,996
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,996

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.08%
14	TYPE OF REPORTING PERSON* IN

Item	1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of Class I common stock, par value $0.01 per share (“Common Stock”), of Owl Rock Core Income Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 399 Park Avenue, 38th Floor, New York, New York 10022.

Item	2. Identity and Background

(a)-(c), (f) This Schedule 13D is being filed by Owl Rock Feeder FIC ORCIC Equity LLC (“Feeder FIC”), a Delaware limited liability company, Owl Rock Feeder FIC LLC (“Feeder FIC Parent”) a Delaware limited liability company, Douglas Ostrover, Craig Packer, Alan Kirshenbaum and Marc Lipschultz (Feeder FIC, Feeder FIC Parent, Mr. Ostrover, Mr. Packer, Mr. Kirshenbaum and Mr. Lipschultz are referred to collectively herein as the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

Feeder FIC is the record owner of 2,595,896 of the shares of Common Stock covered by this statement and its principal business is to hold shares of Common Stock for investment purposes. Feeder FIC Parent is the sole member of Feeder FIC and has the power to vote (or direct the vote) of shares held by Feeder FIC. Feeder FIC’s principal business is to hold assets for investment purposes. Pursuant to Feeder FIC’s limited liability company agreement, for so long as Feeder FIC is operated to comply with Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended, Feeder FIC Parent will be obligated to either (a) seek instructions from the Feeder FIC’s members with regard to the voting of all proxies with respect to securities held by Feeder FIC and to vote such proxies only in accordance with such instructions, or (b) vote the securities held by Feeder FIC in the same proportion as the vote of all other holders of the securities (excluding the votes of any Feeder FIC members, if applicable)

Owl Rock Capital Advisors LLC (the “Adviser”), the Issuer’s investment adviser, is the record owner of 100 of the shares of Common Stock covered by this statement. The Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and its principal business is to act as an investment adviser for the Issuer and other funds.

Mr. Ostrover serves as Chief Executive Officer of Feeder FIC Parent, the Chief Executive Officer and Co-Chief Investment Officer of the Adviser, and may be deemed to beneficially own the securities beneficially owned by those entities. Mr. Ostrover is a member of the board of directors of the Issuer, Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III and Owl Rock Technology Finance Corp. (collectively, the “Owl Rock BDCs”), a co-Founder of Owl Rock Capital Partners LP and serves as Chief Executive Officer and Co-Chief Investment Officer of Owl Rock Technology Advisors LLC and Owl Rock Diversified Advisors LLC (together, the “Other Owl Rock Advisers”) Mr. Ostrover is a citizen of the United States.

Mr. Packer serves as Chief Investment Officer of Feeder FIC Parent, Co-Chief Investment Officer of the Adviser, and may be deemed to beneficially own the securities beneficially owned by those entities. Mr. Packer is President and Chief Executive Officer of each of the Owl Rock BDCs, a member of the board of directors of each of the Owl Rock BDCs, a co-Founder of Owl Rock Capital Partners LP and Co-Chief Investment Officer of the Other Owl Rock Advisers. Mr. Packer is a citizen of the United States.

Mr. Lipschultz serves as President of Feeder FIC Parent, Co-Chief Investment Officer of the Adviser, and may be deemed to beneficially own the securities beneficially owned by those entities. Mr. Lipschultz is a co-founder and the President of Owl Rock Capital Partners LP and Co-Chief Investment Officer of the Other Owl Rock Advisers. Mr. Lipschultz is a citizen of the United States.

Mr. Kirshenbaum serves as Chief Operating Officer and Chief Financial Officer of Feeder FIC Parent, the Chief Operating Officer and Chief Financial Officer of the Adviser, and may be deemed to beneficially own the securities beneficially owned by those entities. Mr. Kirshenbaum is Chief Operating Officer of each of Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III and Owl Rock Technology Finance Corp., Chief Financial Officer of Owl Rock Capital Corporation and Owl Rock Technology Finance Corp., a member of the board of directors of each of the Owl Rock BDCs and Chief Operating Officer and Chief Financial Officer of Owl Rock Capital Partners LP and of the Other Owl Rock Advisers. Mr. Kirshenbaum is a citizen of the United States.

The business address of each of the Reporting Persons is 399 Park Avenue, 38th Floor, New York, New York 10022.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Persons are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item	3. Source and Amount of Funds or Other Consideration

On September 30, 2020, the Adviser purchased 100 shares of Common Stock from the Issuer for an aggregate purchase price of $1,000. Such shares were purchased using the Adviser’s working capital.

On October 15, 2020, Feeder FIC entered into a subscription agreement (the “Subscription Agreement”) with the Issuer. Pursuant to the Subscription Agreement, (i) on November 12, 2020, Feeder FIC purchased 700,000 shares of Common Stock from the Issuer for an aggregate purchase price of $7,000,000, and (ii) on December 1, 2020, Feeder FIC purchased 600,000 shares of Common Stock from the Issuer for an aggregate purchase price of $6,000,000. Such shares were purchased using Feeder FIC’s working capital.

On March 22, 2021, Feeder FIC purchased 1,295,896 shares of Common Stock from the Issuer for an aggregate purchase price of $12,000,000. Such shares were purchased using Feeder FIC’s working capital.

The Subscription Agreement is described in Items 4 and 6 and is filed as Exhibit 99.2 hereto.

Item	4. Purpose of Transaction

Feeder FIC acquired the securities to which this statement relates for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer.

Pursuant to and in accordance with the terms of the Subscription Agreement, Feeder FIC purchased shares of Common Stock from the Issuer for an aggregate purchase price of $25,000,000. As described in the Subscription Agreement and Item 3 above, purchases of the shares occurred on three dates (each, a “Closing Date”) at prices per share equal to the net asset value per share as of such Closing Date.

Feeder FIC does not have any plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

On September 30, 2020, the Adviser purchased 100 shares of Common Stock from the Issuer for an aggregate purchase price of $1,000. The Adviser acquired the securities to which this statement relates for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer.

The Adviser does not have any plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item	5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Feeder FIC to the extent it directly holds the Common Stock reported on this Schedule 13D) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(b) The number of shares as to which each Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or to direct the disposition is state in Items 7, 8, 9 and 10 on the cover page(s) hereto.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in Common Stock of the Issuer during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer’s Common Stock reported herein.

(e) Not applicable

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 regarding the Subscription Agreements is hereby incorporated herein by reference.

Item	7. Materials to be Filed as Exhibits

Exhibit 24.1	Power of Attorney*
Exhibit 99.1	Joint Filing Agreement*
Exhibit 99.2	Subscription Agreement between Owl Rock Core Income Corp. and Owl Rock Feeder FIC ORCIC Equity LLC*
*Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2021

Owl Rock Feeder FIC ORCIC Equity LLC

	By:	Owl Rock Feeder FIC LLC
Its: Sole Member

	By:	/s/ Alan Kirshenbaum
Name: Alan Kirshenbaum
Title: Chief Financial Officer and Chief Operating Officer

Owl Rock Feeder FIC LLC

	By:	/s/ Alan Kirshenbaum
Name: Alan Kirshenbaum
Title: Chief Financial Officer and Chief Operating Officer

/s/ Douglas Ostrover
Douglas Ostrover

/s/ Craig Packer
Craig Packer

/s/ Marc Lipschultz
Marc Lipschultz

/s/ Alan Kirshenbaum
Alan Kirshenbaum